UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

East Bay Permanent Real Estate Cooperative, Inc.

(Exact name of issuer as specified in its charter)

California	82-1240282
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1428 Franklin St, Oakland CA 94612

(Full mailing address of principal executive offices)

(650)743-6974

(Issuer’s telephone number, including area code)

Item 1 Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with financial statements of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC” or the “Cooperative”). See Item 3 of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors

Financial Performance

As of June 30, 2021, EB PREC’s total assets increased to $2,181,385, as compared to $1,775,237 as of the end of 2020. This increase is primarily due to an increase in equity raised from the sale of EB PREC’s Investor Owner shares through our Regulation A+ offering. In the first six months of 2021, EB PREC more than doubled our equity raised from selling Investor Owners shares, from $268,984 through December 31st, 2020, to $654,633 through June 30th, 2021, an increase of $385,649, or 143%. This was made possible by the qualification and launch of our Regulation A+ offering in late 2020, and our subsequent capital campaign in connection with our plan to acquire and rehabilitate properties in West Oakland, referred to as the Esther’s Orbit Room Cultural Revival Project, or “Esther’s”. EB PREC plans to complete the $1,500,000 acquisition of Esther’s on September 30th, 2021, financed in part with a low interest loan. This acquisition will add another $1,500,000 or more to our balance sheet. We plan to invest some of our available cash and other debt proceeds into the rehabilitation of Esther’s over the coming years. The Esther’s project has also impacted our Predevelopment costs as we had $42,005 in the first six months of 2021 compared to none ($0) in all of 2020.

Our salaries and wages expenses more than doubled compared to the previous 6-month period, as we expanded our staff significantly in the beginning of 2021.

Property Donation

In May of 2020, EB PREC received the donation of 2447 Prince St, a single family home in Berkeley. Assessed at $1,350,000, this property accounts for the “Additional Paid In Capital” on our balance sheet. EB PREC did an informal appeal, and the assessor has agreed via email to reduce the assessment to $1,175,000. The official revision has not yet been received, thus this does not show up on our balance sheet yet. The reduction in the appraised value will reduce the monthly costs associated with the property, to the benefit of the cooperative and the residents. This property has no associated debt, and short to medium-term repairs and maintenance has and will be funded through cooperative equity (we invested $24,203 into the property in 2020, and hope to remodel the roof in 2021), and therefore there are no immediate loan-to-value considerations of reducing the assessed value.

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This property began operations in January 2021, and thus our “Sales” line item has increased from practically nothing in 2020 to $17,962 in the first six months of 2021. This revenue represents our first Resident Owners monthly contributions to the cooperative. The increase in our Taxes in the first half of 2021 compared to the same period in 2020 is largely a result of property taxes associated with this property.

Grants Funding EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. In deep partnership with the Cooperative’s incubating organization, the Sustainable Economies Law Center (the “Law Center”), EB PREC has raised over $1,500,000 in received and pledged grant funding. These funds support the Cooperative to focus on community building, organizing, legal and organizational infrastructure, education, and our first few real estate projects.

Many grants are held and administered by the Law Center for the purpose of incubating EB PREC. As of April 15, 2021, the Law Center is holding or expecting to soon receive $1,043,810 for EB PREC incubation, most of which is to be distributed to EB PREC on request by EB PREC, subject to certain terms. The Law Center and EB PREC periodically enter into contracts detailing these terms in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations. See the Exhibits 6.d through 6.i for multiple contracts between the Law Center and EB PREC. Funds held by the Law Center as fiscal sponsor of EB PREC are not reflected on our balance sheets.

Dividends

In June 2020, EB PREC’s board of directors stated an intention to later declare dividends at a 1.5% annual rate of return to Investor Owners who invested in 2018 and 2019, and who opted in to receive dividends. The total of said dividends for 2018 and 2019 was calculated to be $504.83. In September 2021 EB PREC’s board stated a further intent to declare dividends in the future at the rate of 1.5% per year for all shareholders as of December 31, 2020. The total said dividend to members for 2020 at 1.5% per year was calculated to be $1,368.76. This would be in addition to the 504.83 calculated for 2018 and 2019. These dividends have not yet been officially declared, and are not reflected in our financial statements.

Liquidity

As of June 30 2021, the Cooperative, in partnership with the Law Center, has been able to raise enough received and pledged grant funding to support our projected operations through the end of 2022. Most of these funds are held by the Law Center and will be paid to EB PREC upon request, subject to the terms of applicable fiscal sponsorship and incubation agreements.

In a few years, EB PREC expects its core operations to be financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover operational expenses. In the long run we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

The more properties we acquire, the less liquid we will be as an organization. In furtherance of our mission, it is our intent to permanently remove any property we acquire from the market. As a result, due to the nature of real estate generally as well as the values and plan of our organization, the properties that EB PREC acquires are highly illiquid - we do not plan to ever sell them, if we can avoid it.

It may take many years to recoup our investments and pay off the debt we take on to acquire any given property. Notwithstanding the foregoing, because our first property was acquired without taking on any debt, our debt to asset ratio1 as of June 30th was very low, at 9.69%.

Trend Information

The Cooperative operates within two primary markets: real estate (i.e. acquiring properties), and capital raising (i.e. selling our Investor Owner shares).

During the summer of 2020, EB PREC and our members engaged in scenario planning, in which we assumed there would be a recession that would impact the housing market in the months to come. Contrary to our assumptions, over the last 12 months the housing market in much of the East Bay has boomed, while commercial real estate experienced a slight dip. It appears that the housing market is slowing, but as the recovery from the pandemic continues to be uncertain because of various factors, like the Delta variant, and the sunsetting of various tenant protections and other COVID-19 era government initiatives, the future is uncertain.

1 Debt to asset ratio was calculated by dividing total liabilities by total assets, as of June 30, 2021.

2

The capital raising market is similarly complex, but for different reasons: As of June 30, 2020, EB PREC was only able to sell one Investor Owner share per person, and only to California residents. By June 30, 2021, under the terms of our Regulation A+ offering EB PREC was able to sell multiple shares per person, and offer and sell our Investor Owner shares in 13 states across the country. Thus, we have significantly expanded our ability to reach these markets and sell more shares. We have submitted our paperwork to include New York, another key market, in the list of states in which we can sell shares, and are waiting for their confirmation. While trend information for investors is unclear, we hope that the rise of crowdfunding and ethical investment movements will continue to boost investor interest in EB PREC’s Investor Owner shares so that we can, in turn, continue to grow our capacity to invest in our community.

Item 2: Other

None

Item 3: Consolidated Financial Statements

Index to consolidated financial statements:

Balance Sheet: June 30, 2021 and Dec 31, 2020

Profit and Loss: June 30, 2021 and June 30, 2020

Statement of Cash Flows: June 30, 2020

Statement of Cash Flows: June 30, 2021

Statement of Owners’ Equity June 30, 2021, and June 30,2020

East Bay Permanent Real Estate Cooperative Inc

Balance Sheet (Unaudited)

As of June 30, 2021 and December 31 2020

	Total
	As of Jun 30, 2021	As of Dec 31, 2020 (PP)
ASSETS
Current Assets
Cash	$772,183	$365,735
Prepaid Expenses	$-	$300
Total Current Assets	$772,183	$366,035
Property and equipment, net	$1,374,203	$1,374,203
Other Assets
Deferred Tax Asset	$35,000	$35,000
TOTAL ASSETS	$2,181,385	$1,775,237

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable (A/P)	$3,305	$3,305
Accrued Expenses	$-	$13,854
Current Portion of Long Term Debt	$18,636	$18,636
Refundable Grant Advance	$100,000	$100,000
Payroll Liabilities	$529	$-
Total Current Liabilities	$122,470	$135,795
Long-term debt less current portion	$88,923	$88,923
Total Liabilities	$211,392	$224,718
Equity
Investor Owner Shares	$652,932	$268,984
Additional Paid In Capital	$1,350,000	$1,350,000
Accumulated Deficit	$(68,464)	$(68,464)
Net Income	$35,525
Total Equity	$1,969,993	$1,550,520
TOTAL LIABILITIES AND EQUITY	$2,181,385	$1,775,237

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East Bay Permanent Real Estate Cooperative Inc

Profit and Loss (Unaudited)

January - June, 2020 and 2021

	Total
	Jan - Jun, 2021	Jan - Jun, 2020 (PY)
REVENUE
Community Owner Dues	$4,895.41	$4,049.41
Sales	$17,962.25	$85.00
Total Revenue	$22,857.66	$4,134.41

Expenses
Salaries & Wages	$110,586.00	$51,688.63
Predevelopment	$42,005.00
Legal & Professional Services	$38,110.40	$14,223.43
Taxes & Licenses	$11,789.31	$107.14
Payroll Tax Expense	$9,035.13	$4,607.86
Total Office Supplies & Software	$5,274.87	$1,732.88
Insurance	$5,101.48	$2,162.86
Occupancy	$4,829.01	$4,200.00
EB PREC Event Expenses	$4,177.65	$386.99
Contractors	$3,753.00	$6,724.95
Miscelaneous	$1,875.42
Advertising & Marketing	$800.00
Bank Charges & Fees	$767.83	$372.88
Donations		$2,000.00
Total Expenses	$238,105.10	$88,207.62
Net Loss from Operations	$(238,105.10)	$(88,207.62)

Other Income
Grants	$165,000.00	$44,500.00
Individual Donations	$79,647.77	$4,175.20
Sustainer Donations	$5,689.00	$1,620.00
Other Income		$20.00
Interest Earned	$435.74	$1,342.30
Total Other Income	$250,772.51	$51,657.50
Net Other Income	$250,772.51	$51,657.50
Net Income	$35,525.07	$(36,550.12)

East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January - June, 2020

Total
OPERATING ACTIVITIES
Net Income	-32,415.71
Adjustments to reconcile Net Income to Net Cash provided by operations:
Prepaid Expenses	1,100.62
Buildings and Improvements	-1,350,000.00
Accounts Payable (A/P)	-2,492.66
Accrued Payroll	-2,997.00
Deferred Revenue	0.00
PPP Loan (forgivable)	14,027.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$-1,340,362.04
Net cash provided by operating activities	$-1,372,777.75
FINANCING ACTIVITIES
Additional Paid In Capital	1,350,000.00
Investor Owner	34,470.00
Retained Earnings	2,089.00
Net cash provided by financing activities	$1,386,559.00
Net cash increase for period	$13,781.25
Cash at beginning of period	327,318.83
Cash at end of period	$341,100.08

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January - June, 2021

Total
OPERATING ACTIVITIES
Net Income	35,525.07
Adjustments to reconcile Net Income to Net Cash provided by operations:
Prepaid Expenses	300.00
Accrued Payroll	-13,854.00
Payroll Liabilities	528.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$-13,025.40
Net cash provided by operating activities	$22,499.67
FINANCING ACTIVITIES
Investor Owner	383,948.44
Net cash provided by financing activities	$383,948.44
Net cash increase for period	$406,448.11
Cash at beginning of period	365,734.81
Cash at end of period	$772,182.92

East Bay Permanent Real Estate Cooperative Inc

Statements of Owners' Equity (Unaudited)

As of June 30, 2021 and June 30, 2020

	Investor Owner Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balance as of December 31 2019	$200,300		$(79,380)	$120,920
Stock issued	$34,470			$34,470
Contributions		$1,350,000		$1,350,000
Net Income			$(32,416)	$(32,416)
Balance June 30 2020	$234,770	$1,350,000	$(111,796)	$1,472,974

Balance December 31 2020	$268,984	$1,350,000	$(68,464)	$1,550,520
Stock Issued	$385,649			$385,649
Net Income			$35,525	$35,525
Balance June 30 2021	$654,633	$1,350,000	$(32,939)	$1,971,694

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Item 4. Exhibits

Exhibit Number	Description
2.a	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
4	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.a	Center for Cultural Innovation – AmbitioUS Capital Support Agreement (incorporated by reference to Exhibit 6.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.b	Community Ventures Promissory Note (incorporated by reference to Exhibit 6.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.c	Nancy Moore Promissory Note (incorporated by reference to Exhibit 6.c to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.d	General Fundraising Agreement Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.d to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.e	Development Agreement #1 Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.e to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.f	Development Agreement #2 (2020) Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.f to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.g	Incubation and Technical Support Agreement (2020-2021) (incorporated by reference to Exhibit 6.g to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.h	Legal Services Agreement (2020-2021) (incorporated by reference to Exhibit 6.h to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.i	General Fiscal Sponsorship Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.j	TCC Partnership Agreement (2021-2024) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.k	Option to Purchase Esther’s Orbit Room (1720-1724 7th St., and 1715 Goss St., Oakland CA 94607) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on on Form 1-K filed April 29, 2021)
6.l	Recoverable Grant Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.m	Center for Cultural Innovation - AmbitioUS Capital Support Agreement #2 (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By /s/ Noni Session, Principal Executive Officer

Date 9/29/2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ Noni Session, Principal Executive Officer

Date 9/29/2021

By /s/ Ojan Mobedshahi, Principal Financial and Accounting Officer

Date 9/29/2021

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